Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated October 5, 2020

Registration Statement No. 333-234159

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS IPO Presentation October 2020

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Disclosure This presentation incorporates information from a prospectus filed with the SEC for the offering to which this communication relates and contains forward - looking statements . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section of the prospectus . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements . The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC Web site at www . sec . gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1 - 949 - 502 - 4408 . The information herein is based on data obtained from sources believed to be reliable . Although we believe that the sources are reliable, we have not independently verified the statistical data . 1

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Investment Highlights • MIT is looking to build upon its leadership position in the design, manufacturing, integration, installation and distribution of a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. • We believe this market is in the early stages of a major projector upgrade cycle, and theater upgrades, new theatre construction are a major focus. Covid - 19 has had an impact on these cycles and has pushed out major projects approximately 6 - 9 months. We have adjusted our business accordingly. In spite of Covid - 19 MIT continues to roll out new, higher margin proprietary products aimed at upgrading existing theater’s operations: • Translation glasses - ADA compliance • SaaS products and services - high margins • Direct View LED partnerships with Samsung and Sony • The Company believes that because of Covid - 19 there may be numerous accretive acquisition opportunities to pursue once public. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 2

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Company Background • Founded in 2003 by senior management team of industry veterans • Over 17,000 integrated systems sold in North and South America. • Our customers include almost all of the major North American - based theater chains (Cinemark, AMC, Regal, National Amusements, Marcus, etc.) and the 2 major Mexico chains (Cinepolis and Cinemex) and many of the more specialized regional chains (Alamo Drafthouse, Harkins, Pacific Arclight, etc.) • 45+ proprietary manufactured products • Headquartered in Fountain Valley, California There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 3

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Cinema Box Office Growth vs. Technology Trends (source: Cinemark) 4 Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achieved. Past perf ormance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS • Recent study shows the positive response and effectivity of story telling in cinemas over viewing movies at home. • 90% - a more satisfying experience • 63% vs 35% talk about movie after • 81% - a better experience in theater • 73% vs 50% held their attention 5 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. *Showcase Cinemas (Oct. 2019)

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Market Market Focus: commercial cinema, multi - use auditoriums, post - production facilities and high - end residential (industry VIPs) We believe the industry is in the early stages of a cyclical growth and capital spending cycle • Commercial cinema is growing and adding more screens • Theater owners may be upgrading their customer experience in order to compete for leisure dollars • First generation digital projectors reaching end of lifetime • We are a leading “go to” solution for these customers both in new theater construction and upgrades of existing venues There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 6

Our Market (cont.)

New Theater Construction--MIT participated in ~25% of the ~3,100 new or upgraded theaters in 2019 in the USA .

- **Projection, sound**
- **Seats, screens**
- **Finishes, lighting**
- **Consulting, project management**
- **Installation**
- **Work with architects and exhibitor technical personnel to Design-in MIT products**

There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

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MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Market (cont.) Existing Theater – Upgrade and Refurbishing • Replacement cycle on first generation digital projection gear starting in 2017/2018 [10 - year usable life] • Upgrades to recliners, immersive audio • Screen size increases, PLF (Premium Large Format) • Replacement projection screens [8 year usable life], replacement parts, consumables, extended warranties There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 8

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Asian Market Opportunity MIT currently has no presence in Asia • From 2014 - 2019, revenue for Cinemas in China has increased at an annualized 14.0%, to total $9.83 billion.* • China’s Wanda Film announced in April 2020 that it intends to develop additional cinemas in 2020 despite the industry’s complications from Covid - 19.** • China’s cinema industry continues to grow even with rising ticket prices due to the relatively inexpensive cost of cinema entertainment compared to other leisure activities such as visiting theme parks.* • Licensing and Brand Leverage Opportunities are available • MIT’s proprietary translation product as well as projection, audio, and visual products have no language barrier and potentially integrate seamlessly into new countries and regions. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. *IBIS World China Cinema Report, March 2019 **Deadline Wanda Film, April 2020 9

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Covid - 19 effect on Movie Theater Industry and MIT • Mid - March 2020 all theaters closed down • Customers stopped paying bills, delayed orders • Studios delaying release of major “tentpole” movies • Theaters reopening mid to late summer 2020 • First tentpole “Tenet” scheduled for mid to late summer 2020 • Customer large projects not canceled but may slowly be turned on with several month delay from original schedule • Large impact on FY 20 Q4, FY 21 Q1, Q2 • MIT a leader in helping theater industry reopen • MIT Has Led 2 seminars attended by over 500 cinema executives, managers and technologists worldwide on how to make sure cinema equipment is ready for a return to business, and on the procedures, products, and technologies to protect the safety and health of returning patrons and employees • MIT’s caddy Products Division Announced an array of products aimed at assisting theaters to reopen including social distancing, sanitizing, customer and employee safety There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 10

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Market Opportunity – Replacement Cycle • Commercial cinemas are now on 10 - 15 yr technology replacement cycle • Obsolescence and upgrades will likely be the new normal to stay competitive • 3,100 Series 1 projectors/servers will likely need to be replaced in the next 4 years Digital Cinema Systems Installs By Year – USA 0 1000 2000 3000 4000 5000 6000 7000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 (Excludes Regal, AMC, Cinemark) (Source: Deluxe Trusted Device List) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 11

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Products & Services • Manufactured Products • New Proprietary Products • Proprietary Services • Licensed third party products There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 12

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Proprietary Manufactured Products Energy Management Power Sequencing and Filtering LED Lighting Efficient, Accurate Lighting and Dimming for Auditoriums IS - 30 IS - 20D ALF ALMS For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 13

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Proprietary Manufactured Products Projection Supports & Enclosures Designed for System Integration and Architectural Design Flexibility Automation Systems Supporting Automated Cinema Operations Micropod IMC3J IMC2e 3D XL Mover S2 Pedestal S4 Pedestal For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 14

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS New Market Opportunity – Multi - language Captioning • Any language, including sign language • Outreach to non - English speaking movie going population • Recurring revenue/subscription service • Satisfies ADA requirement for hearing and vision disabilities, we believe • Partnered with Epson and Hana Media For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. Moving iMage Translator 15

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Projection Systems MIT is a reseller of NEC and Barco projectors - Xenon - Laser Phosphor - RGB Laser Texas Instruments DLP Technology For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 16

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Software as a Service (Saas) Products Cinergy™ • Cloud hosted, enterprise software for cinemas • Monthly subscription based • Monitoring, content scheduling, asset tracking, key delivery • Much higher margins than our traditional products CineQC™ • Operations application for theatre management and staff • Time stamped accountability logging • Quality control • Remote control of auditorium systems • Much higher margins than our traditional products For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not indica ti ve of future results. Investments may be speculative, illiquid and there is risk of total loss. 17

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS SERVICES Commercial Cinemas, Post - production, Screening Rooms Custom - Engineering,Fabrication, Integration NOC and Remote Service • Subscription based, monthly service • Consumables, spares, onsite service and new sales generation • Leverages off Cinergy™ SaaS platform • High gross margins • Extended warranty sales • Integration and installation services • Consulting/Project Management/FF&E Procurement • ‘Design - in’ MIT products – work with architects • Retainer fees for consulting • CAD design, in - house engineering • Customer driven • Prewire/Configuration/Staging for installs • Unique in cinema, we do not believe our competitors have these capabilities For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 18

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Licensed Products & Systems We have relationships with almost all of the major providers of cinema equipment; their equipment is used along with our own in our systems integration projects For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 19

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Direct View LED Screens • Disruptive product/technology • 100,000 hour life - span vs. 30,000 hours for laser projection • Unprecedented improvement in image quality • MIT has developed integration relationships with approved providers, Samsung and Sony • MIT has developed screen frame solution with patent pending features • We have installed the first two commercial installations in the U.S., Houston and Los Angeles • Recently installed 2 nd home theatre in USA – The Wall Luxury by Samsung ($375,000) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 20

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Commercial Cinema Customers For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not ind ica tive of future results. Investments may be speculative, illiquid and there is risk of total loss. 21

Specialty Venue Customers

- Rock & Roll Hall of Fame, Cleveland, OH
- Director's Guild of America, West Hollywood, CA
- UCLA Film School, Los Angeles, CA
- Canada's Wonderland, Toronto, Canada
- Princeton University, Princeton, NJ
- Lionsgate Films, Santa Monica, CA
- Wallis Annenberg CPA, Beverly Hills, CA
- Balboa Theater, San Diego, CA
- Wildlife Experience, Denver, CO
- Connecticut Science Center, Hartford, CT
- Japan American Culture Ctr, Los Angeles, CA
- Institute of Contemporary Arts, Boston, MA
- Center for Contemporary Arts, Santa Fe, NM
- Carowinds Theme Park – Charlotte, NC
- Writer's Guild of America Theater--Beverly Hills,CA
- Consolidated's Titan XC – Honolulu, HI
- King's Dominion Theme Park–Richmond, VA
- Columbia University – New York, NY
- Chapman Film School – Orange, CA
- Duke University – Durham, NC
- Skirball Cultural Center, Los Angeles, CA
- Norton Simon Museum, Pasadena, CA
- Soho House, West Hollywood, CA
- Legend 3D, San Diego, CA
- DePaul University, Chicago, IL

This is a sample and is not an exhaustive list. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

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MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Recent Acquisition - Caddy Products • Designs and sells proprietary cupholder and other seating - based products and lighting systems, including Covid mandated plexiglass partitions • Holds 20 patents • Acquired by MIT in July 2019 • Leader in the cinema market • Leader in the stadium and arena market • We have seamlessly integrated Caddy’s operations into our Fountain Valley headquarters There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 23

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Growth Plan • Aim to emphasize higher margin, proprietary products and solutions • Translation glasses, SaaS products and services to enhance theatre operations, Caddy aisle, step, and wall lighting • Aim to increase our customer base beyond North America • Reinforce our sales efforts in the EU and Asia with our new products • Aim to make accretive acquisitions • There a number of smaller product companies (such as Caddy) and service companies that we can roll up especially as a result of the impact of Covid - 19 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 24

The Team

- **Phil Rafnson:** Chairman: founder MTS, $60M revenue cinema equipment supplier, sold to Soundelux. Former President, ICTA
- **Glenn Sherman:** CEO: Former CEO of Christie, founder and CEO of Laser Power (NASDAQ: LPWR), acquired by II-VI, Inc (NASDAQ: IIVI)
- **Joe Delgado:** EVP Sales/Marketing: former VP of Sales, Christie
- **Bevan Wright:** EVP Operations: former head of Engineering, Christie
- **Michael Sherman**: CFO: former Manager, Coopers & Lybrand, 25+ years corporate accounting, finance, M & A.
- **David Richards:** SVP Engineering, former Engineering Manager, Christie
- **Tom Lipiec:** SVP Sales & Customer Service, former Director, post-production division of Lucasfilm/THX
- **Jerry Van De Rydt:** SVP FF&E Sales: 30 yrs+ in cinema industry, previously Director, LA office MTS
- **Frank Tees:** VP Technical Sales Support: former Regional Technical Director, Regal. President ICTA mid 2020

There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

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MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achie ved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss. Financial Summary Balance Sheets pre and post IPO as of June 30, 2020 (in 000's) Proforma Proforma Combined Post IPO Cash 1,848 10,080 Current assets 4,328 12,560 Total Assets 6,595 14,145 Current liabilities 4,521 4,521 Non-current liabilities 2,152 2,152 Equity (78) 7,472 Working Capital (193) 8,039 26

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS FY2020 vs. FY2019 • Sales decrease due to lower demand and project delays late in third and all of fourth quarter as the COVID - 19 pandemic spread. • Gross profit improvement resulting from product mix. • G&A impacted primarily by IPO related expenses and Caddy acquisition related intangible amortization, offset by cost containment measures related to the pandemic. • FY 2020 includes $190,000 Caddy acquisition related interest expense. FY FY (in 000's) 6/30/2020 6/30/2019 Sales $16,367 $20,812 COGS 12,033 15,575 Gross Profit 4,334 5,237% 26.5% 25.2% R&D 240 318 Selling and marketing 2,295 2,455 G&A 2,419 2,503 4,954 5,276 Operating income (loss) (620) (39) Other Exp (Inc) 263 (4) Net Income (loss) ($883) ($35) Financial Summary 27 Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achie ved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Use of Proceeds • Expansion of sales and marketing activities • Entry into new markets such as the EU, South America, Asia • Potential acquisitions (roll up) • We now have our public stock to use as currency • Increased working capital to fund revenue growth There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 28

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS The Offering • Shares offered: 3,500,000 • Price Range: $3.00 • Shares out. after the offering: 9,166,667 • Over allotment: 525,000 (15%) • Listing: NYSE American • Symbol: MITQ • Managing Underwriter: Boustead Securities • Expected closing: November 2020 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 29

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Investment Highlights • MIT is looking to build upon its leadership position in the design, manufacturing, integration, installation and distribution of a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. • We believe this market is in the early stages of a major projector upgrade cycle, and theater upgrades, new theatre construction are a major focus. Covid - 19 has had an impact on these cycles and has pushed out major projects approximately 6 - 9 months. We have adjusted our business accordingly. In spite of Covid - 19 MIT continues to roll out new, higher margin proprietary products aimed at upgrading existing theater’s operations: • Translation glasses - ADA compliance • SaaS products and services - high margins • Direct View LED partnerships with Samsung and Sony • The Company believes that because of Covid - 19 there may be numerous accretive acquisition opportunities to pursue once public. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 30

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Selected Risks Associated with Our Business Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” in the prospectus included in the registrations statement filed with the SEC for the offering to which this communication relates. These risks include, but are no t limited to, the following : • Covid - 19 has had a negative impact on our business and may adversely affect our business in the future. • Other general political, social and economic conditions can adversely affect our business. • Interruptions of, or higher prices of, products from our suppliers may affect our results of operations and financial performance. • Our business may be adversely affected if we are unable to timely introduce new products and services or enhance existing pro duc ts and services. • Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory. • Our sales and contract fulfillment cycles can be long, unpredictable and vary seasonally, which can cause significant variation in the number and size of transactions that close in a particular quarter. • We are substantially dependent upon significant customers who could cease purchasing our products and services at any time. • Our business and financial results may be harmed if events occur that damage our brand. • We may not convert all of our backlog into revenue and cash flows. • We operate in a highly competitive market. • We have limited human resources and we may be unable to manage our growth with our limited resources effectively. • We depend on our founders, senior professionals and other key personnel. 31

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Thank You For more information please contact: Keith Moore, CEO Boustead Securities, LLC (949) 295 - 1580 keith@boustead1828.com Dan McClory, Head of China and Equity Capital Markets Boustead Securities, LLC (949) 233 - 7869 Dan@boustead1828.com 32